

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

16th June 2008

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.





Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the Disclosure and Transparency Rules of the Financial Services Authority (the "FSA") in the United Kingdom, notification has been made to the FSA on behalf of JMH of the following Director's share transactions in JMH:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares involved	Price Per Share (US$)
Adam Keswick	Acquisition of ordinary shares as a result of exercise of options	13/06/2008	+50,000	5.775
		13/06/2008	+80,000	9.840
		13/06/2008	+30,000	18.210
	Sale of ordinary shares	13/06/2008	-116,000	29.4717

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

www.jardines.com
Incorporated in Bermuda with limited liability